SKADDEN, ARPS, SLATE, MEAGHER & FLOM

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CHRISTOPHER W. BETTS

GEOFFREY CHAN *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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September 10, 2019

Confidential

Ms. Barbara Jacobs

Mr. Michael C. Foland

Mr. Stephen Krikorian

Ms. Morgan Youngwood

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C., 20549

Re:	Molecular Data Inc.
Response to the Staff’s Comments on the Amendment to Draft
Registration Statement on Form F-1 Confidentially Submitted on
August 1, 2019
CIK No. 0001758736

Ms. Jacobs, Mr. Foland, Mr. Krikorian and Ms. Youngwood:

On behalf of our client, Molecular Data Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 23, 2019 on the Company’s amendment to draft registration statement on Form F-1 confidentially submitted on August 1, 2019 (the “Draft Registration Statement”).

Securities and Exchange Commission

September 10, 2019

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibit via EDGAR to the Commission for confidential review.

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibit.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to revising the disclosure in response to the Staff’s comments, the Company has also (i) included its unaudited interim condensed consolidated financial statements as of and for the six months ended June 30, 2019 and comparable financial information for the same period in 2018, and (ii) included other disclosure and data in relation to the Company’s business model and recent developments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 88

1.

We note your response to prior comment 3. Please explain in greater detail why you believe that your cash on hand and cash generated in the ordinary course of business will be sufficient to pay the liability due to MOLBASE (Shanghai) Biotechnology Co., Ltd. In addition, explain why you believe that your current cash and cash equivalents and your anticipated cash flows from operations will be sufficient to meet your anticipated working capital requirements and capital expenditures for at least the next 12 months. In this respect, we note your current cash and cash equivalents balance as of December 31, 2018 and your negative cash flows from operations for each period presented.

The Company respectfully advises the Staff that it believes its cash on hand, cash generated in the ordinary course of business and potentially other capital resources will be sufficient to pay the consideration for Restructuring and will be sufficient to meet its anticipated working capital requirements and capital expenditures for at least the next 12 months for the following reasons:

•

The Company’s cash and cash equivalents on hand has been improving. The Company had cash and cash equivalents of RMB17.9 million (US$2.6 million) as of June 30, 2019, as compared to RMB6.5 million (US$0.9 million) as of December 31, 2018. In addition, the Company respectfully advises the Staff that its cash and cash equivalents on hand as of August 31, 2019 has been further improved.

Securities and Exchange Commission

September 10, 2019

•

Operating cash flow of the Company has been improving. For the six months ended June 30, 2019, the net cash flow used in operating activities was RMB2.2 million (US$0.3 million), as compared to RMB47.8 million for the six months ended June 30, 2018, which reflected the Company’s improvement in business operation and cash management. In addition, the Company recorded cash outflow of RMB51.0 million (US$7.4 million) under “amounts due to related parties” for the six months ended June 30, 2019, primarily due to its payment of Restructuring consideration. Excluding such cash outflow, the Company’s operating cash flow would have been positive for the six months ended June 30, 2019.

•

The Company is growing rapidly and is implementing several initiatives to strengthen its revenue growth, margin improvements and financing capabilities. Under the direct sales model, the Company intends to focus more on facilitating transactions under high-margin chemicals; while under the marketplace model, the Company intends to further monetize the GMV generated by such model by increasing the proportion of transaction orders it charge commission fees. The Company also intends to continue to negotiate more favorable pricing terms with suppliers to optimize working capital management. Going forward, the Company believes that it can increase its gross profit while maintaining stable operating costs, which could potentially generate more operating cash.

•

Other than the proposed public offering, the Company is actively exploring the possibilities to cooperate with its shareholders and financing institutions, and obtain other financing resources. For example, one of the Company’s subsidiary in China is in the process of obtaining credit facility from a domestic bank, which could potentially provide cash for the Company’s operations.

The Company respectfully advises the Staff that it believes its current cash and cash equivalents, its anticipated cash flows from operations, and potential debt and equity financing will be sufficient to meet its anticipated working capital requirements and capital expenditures for at least the next 12 months. As mentioned above, the operating cash flow of the Company has been improving, and it will seek debt and equity financing opportunities in addition to the proposed public offering.

In response to the Staff’s comment, the Company has revised the disclosure on page 94 of the Revised Draft Registration Statement.

Off-Balance Sheet Commitments and Arrangements, page 91

2.

Your revised disclosures in response to prior comment 6 indicate that pursuant to the amended agreement, Shanghai Biotech agreed to pay the bank institution a fee calculated using a predetermined formula based on the average market price of the shares during the three-month period starting from the six months following the completion of the this offering. Please tell us your consideration of disclosing the predetermined formula or tell us why this information is not material.

Securities and Exchange Commission

September 10, 2019

The Company respectfully advises the Staff that it does not believe the predetermined formula is material. The Company estimates that the fee calculated using the predetermined formula will probably only account for 0.2% to 0.4% of the Company’s projected total market value. The impact of such payment by Shanghai Biotech is not material in the opinion of the Company. In addition, the Company estimates that Shanghai Biotech should be capable of paying such fee with its cash and cash equivalents on hand, based on which the Company believes that the probability of the Company being forced to fulfill guarantor’s obligation in the event that Shanghai Biotech defaults on the payment is rather remote.

Business Model

Financial Solutions, page 118

3.

You have recently started to separately charge for providing financial solutions for your customers. To the extent material, please revise your disclosure to discuss the terms of your agreements with banks or non-bank financial institutions that provide financial support to your customers.

In response to the Staff’s comment, the Company has revised the disclosure on page 125 of the Revised Draft Registration Statement.

Consolidated Financial Statements

Share-Based Compensation, page F-33

4.

Please explain why the RMB64,575 (US$9,392) of unrecognized share-based compensation cost, net of estimated forfeitures, related to unvested options is expected to be recognized over a weighted-average period of 7.2 years. In this respect, we note that the options granted have expiration periods ranging from 7 to 10 years from the grant date and are subject to immediate vesting upon the grant date or under a graded vesting schedule over 1 to 4 years.

The Company respectfully advises the Staff that the 7.2 years disclosed on page F-35 of the Draft Registration Statement was the weighted-average remaining contractual term of the options. The unrecognized share-based compensation cost of RMB64,575 (US$9,392), net of estimated forfeitures, related to unvested options is expected to be recognized over a weighted-average period of 1.8 years. In response to the Staff’s comment, the Company has revised page F-35 of the Revised Draft Registration Statement.

*            *             *

Securities and Exchange Commission

September 10, 2019

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Henry Song, partner at Ernst & Young Hua Ming LLP, by telephone at +86 21 2228 2054 or via email at henry.song@cn.ey.com. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:	Dongliang Chang, Founder and Chairman of the Board of Directors,

Molecular Data Inc.

Zheng Wang, Chief Executive Officer, Molecular Data Inc.

Zhaohong Li, Chief Financial Officer, Molecular Data Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Henry Song, Partner, Ernst & Young Hua Ming LLP

Li He, Esq., Partner, Davis Polk & Wardwell LLP